UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(G) OF THE  SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

333-117089-02
333-117089
333-117089-01
(Commission File Numbers)

Volkswagen Auto Lease Trust 2004-A
(Exact name of Issuing Entity as specified in its charter)

Volkswagen Auto Lease/ Loan Underwritten Funding, LLC
(Depositor and Transferor of Transaction SUBI Certificate to the Issuing Entity)
(Exact name of Depositor as specified in its charter)

VW Credit Leasing, Ltd.
(Issuer with respect to the Transaction SUBI Certificate)

State of Delaware (State or other jurisdiction of incorporation or organization)	11-365048-3 38-6738618 20-6291530 (I.R.S. Employer Identification Nos.)
3800 Hamlin Road Auburn Hills, Michigan (Address of principal executive offices)	48326 (Zip Code)

(248) 754-5000
(Registrant’s telephone number, including area code)

Volkswagen Auto Lease Trust 2004-A
1.9992% Auto Lease Asset Backed Notes, Class A-1; 2.47% Auto Lease Asset Backed Notes,
Class A-2;
2.84% Auto Lease Asset Backed Notes Class A-3; 3.09% Auto Lease Asset Backed Notes, Class
A-4-A, LIBOR + 0.10% Auto Lease Asset Backed Notes, Class A-4-B
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a)
or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date:           0

1389291 00645172

Pursuant to the requirements of the Securities Exchange Act of 1934, each Co-Registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person on the date indicated.

Date: April 23, 2007	Volkswagen Auto Lease/ Loan Underwritten Funding, LLC

	By:	/s/ Timothy J. Flaherty
Timothy J. Flaherty
Assistant Treasurer

VW Credit Leasing, Ltd. By: VW Credit, Inc., as Servicer

By:	/s/ Timothy J. Flaherty
Timothy J. Flaherty
Assistant Treasurer

Volkswagen Auto Lease Trust 2004-A By: VW Credit, Inc., as Administrator

By:	/s/ Timothy J. Flaherty
Timothy J. Flaherty
Assistant Treasurer